UNITED STATES               OMB APPROVAL
               SECURITIES AND EXCHANGE COMMISSION    OMB Number:
                      Washington, DC 20549           3235-0058
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                          FORM 12b-25               SEC FILE NUMBER
                                                        1-08964

                  NOTIFICATION OF LATE FILING        CUSIP NUMBER
                                                      405752 10 6

(Check One):   [X] Form 10-K  [_] Form 20-F  [_] Form 11-K
    [ ] Form 10-Q  [_]  [  ] Form 10-D  Form N-SAR [_] Form N-CSR

     For Period Ended: March 31, 2007

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

     For the Transition Period
     Ended:______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
    ______________________________________________________________

PART I -- REGISTRANT INFORMATION


Halifax Corporation

Full Name of Registrant


Former Name If Applicable

5250 Cherokee Avenue

Address of Principal Executive Office (Street and Number)


Alexandria, VA 22312

City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [X]





     (a)  The reasons described in reasonable detail in Part
          III of this form could not be eliminated without unreasonable effort or expense

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-
          K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-
          D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)


Please see attached Exhibit A in response to this Part III.



PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Joseph Sciacca                (703)          750-2400

        (Name)                  (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                         [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

  Please see attached Exhibit B in response to this Part IV.





                          Halifax Corporation

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: July 2, 2007            By: /s/ Joseph Sciacca
                                   Joseph Sciacca
                                   Vice President Finance & Chief
                                   Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                               ATTENTION

   Intentional misstatements or omissions of fact constitute Federal
               Criminal Violations (see 18 U.S.C. 1001).

                               EXHIBIT A

     Halifax Corporation (the "Company") has determined that it is unable to file its annual report on Form 10-K (the "Form 10-K") for the fiscal year ended March 31, 2007 within the prescribed period because the Company was unable to timely complete its year end financial statements due to a delay in the extension of the Company's credit facility, which was completed on June 29, 2007. The extension of the credit facility did not occur sufficiently prior to the Form 10-K filing deadline to permit the completion of the Company's audited financial statements within the relevant Form 10-K filing period.

                               EXHIBIT B

     The Company anticipates incurring a loss for the quarter and the year ended March 31, 2007 due to losses associated with an equipment roll out project, as well as two non-cash accounting charges which included a fourth quarter charge of $500,000 for inventory obsolescence and a $2.2 million charge providing for a 100% valuation reserve against its deferred tax asset. For the year ended March 31, 2007, the Company anticipates reporting a loss of approximately $2.8 million compared to net income of approximately $1.5 million for the year ended March 31, 2006.